Exhibit 3.1

Amendment To The

Amended And Restated

Memorandum And Articles Of Association Of

K&F GROWTH ACQUISITION CORP. II

RESOLVED, as a special resolution, that the amended and restated memorandum and articles of association of the Company be amended by replacing the existing definition of “Completion Window” in Article 1.1 with the following:

“Completion Window” means the period of time: (a) commencing on, and including, the closing date of the IPO; and (b) ending on the date that is thirty (30) months after the closing date of the IPO (being 6 August 2027), such earlier date as the Directors may approve in accordance with the Articles or such later date as the Members may approve in accordance with the Articles.